ANNOUNCEMENT TO THE MARKET

Itaúsa, Itaú Unibanco and Duratex again selected as components of
BM&FBovespa’s Corporate Sustainability Index (ISE)

Itaúsa – Investimentos Itaú S.A. (for the 8th year) and Itaú Unibanco Holding S.A. (for the 10th consecutive year) are pleased to announce that they have again been selected as components of BM&FBovespa’s Corporate Sustainability Index for 2015.

Duratex S.A., an Itaú Group member company, has also been included in this stringent list for the 7th consecutive year.

The new portfolio is made up of 51 shares of 40 companies, representing 19 sectors with an aggregate market value of R$ 1.22 trillion, equivalent to 49.87% of the total market capitalization of BM&FBovespa-listed companies (as of November 24, 2014). The new portfolio will be effective from January 5, 2015 through January 2, 2016.

Created in 2005 by BM&FBovespa in partnership with FGV - EAESP, the Corporate Sustainability Index (ISE) reflects the return on a portfolio of shares of companies with the best corporate sustainability performance in all its dimensions. The ISE’s objectives are to serve as a benchmark for socially responsible investments and to act as a catalyst for good practices in the Brazilian business métier. With the launch of the 2015 edition, the index celebrates its 10th anniversary, showing the consistency gained by ISE in the Brazilian capital market and, consequently, by the companies that are part of it since its creation, including, Itaú Unibanco.

Similar to the Dow Jones Sustainability Index, the components of the ISE portfolio are reviewed annually based on the results of a careful and specific evaluation methodology. This methodology is designed to provide a comprehensive assessment of different aspects of sustainability, such as environmental, social and economic-financial elements.

The participation of Itaúsa, Itaú Unibanco and Duratex in the ISE reflects their long-term commitment to ethical business conduct, legal compliance, corporate governance and social, cultural and environmental responsibility. We believe that this commitment is critical to maintaining sustained and directed growth for creating value both for our shareholders and also society over the next few years.

In an effort to reinforce their commitment to transparency, Itaúsa, Itaú Unibanco Holding and Duratex disclose their responses to the ISE questionnaire (available at: www.isebvmf.com.br).

São Paulo, November 27, 2014.

Henri Penchas	Alfredo Egydio Setubal
Investor Relations Officer	Investor Relations Officer
Itaúsa – Investimentos Itaú S.A.	Itaú Unibanco Holding S.A.